Exhibit 99.1

News Release

TAKEDA TO ACQUIRE IDM PHARMA, ADDING MEPACT® (MIFAMURTIDE), THE FIRST TREATMENT APPROVED FOR OSTEOSARCOMA IN MORE THAN 20 YEARS, TO ITS ONCOLOGY FRANCHISE

Osaka, Japan, and Irvine, California, May 18, 2009 - Takeda Pharmaceutical Company Limited (TSE: 4502) and IDM Pharma, Inc. (NASDAQ: IDMI) today announced that Takeda America Holdings, Inc., a wholly-owned subsidiary of Takeda (Takeda America), and IDM Pharma have entered into an agreement for Takeda America to acquire IDM Pharma. Takeda America has established Jade Subsidiary Corporation as a wholly-owned subsidiary to effect that transaction. Under the agreement, Takeda America will purchase all of IDM Pharma’s outstanding shares for US$2.64 per share in an all cash tender offer followed by a merger.

Millennium: The Takeda Oncology Company, Takeda’s business unit responsible for global oncology strategy and development, will have global development responsibility for MEPACT®, IDM Pharma’s primary asset, and Takeda Pharmaceuticals Europe Ltd. will be responsible for commercializing MEPACT in Europe.

IDM Pharma received European marketing approval for MEPACT (mifamurtide), a therapy indicated for the treatment of non-metastatic osteosarcoma (malignant bone cancer) following surgical removal of the tumor (resection) in children, adolescents and young adults. Osteosarcoma is a rare and often fatal disease, with approximately 1,200 new cases diagnosed in Europe each year. The disease affects primarily children and young adults.  The European Commission formally granted a centralized marketing authorization for MEPACT on March 6, 2009, allowing it to be marketed in the 27 EU member states, as well as in Iceland, Liechtenstein and Norway.

“MEPACT delivers a demonstrated survival advantage for young patients with a specific type of bone cancer and provides Takeda with an approved therapy that contributes immediately to our top-line growth,” said Erich Brunn, CEO of Takeda Pharmaceuticals Europe Limited, Takeda’s wholly-owned UK-based subsidiary for overseeing pan-European sales and marketing.  “We envisage that the product will become a key driver in enhancing our European oncology franchise.”

“The European approval of MEPACT was the result of decades of research and most importantly the dedication of patients and their families whose involvement in the Phase 3 clinical trial was integral to providing access to the first new osteosarcoma treatment in more than 20 years,” added Timothy P. Walbert, president and chief executive officer IDM Pharma.  “Our goal has been to improve the lives of cancer patients by developing therapies that meet significant unmet treatment needs — Takeda shares this goal.  We expect that the significant progress we’ve made with MEPACT during the last two years will continue to be met in osteosarcoma and other difficult to treat cancers.”

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About MEPACT

The Phase 3 MEPACT trial was the largest study ever completed in osteosarcoma, enrolling approximately 800 patients.  The study evaluated patient outcomes with the addition of MEPACT to three- or four-drug adjuvant chemotherapy (cisplatin, doxorubicin, and methotrexate with or without ifosfamide).  Results demonstrated that the addition of MEPACT to chemotherapy resulted in approximately a 30 percent decrease in the risk of death with 78 percent of patients surviving after six years of follow-up after treatment with MEPACT.  MEPACT was well tolerated.

MEPACT was granted orphan medicinal product status in Europe in 2004 and under European pharmaceutical legislation is entitled to a period of 10 years market exclusivity in respect of the approved indication.

MEPACT Important Safety Information

Safety of MEPACT has been assessed in studies of patients 2 to 30 years of age at initial diagnosis of osteosarcoma. The most common side effects were anemia, anorexia, headache, dizziness, tachycardia, hypertension, hypotension, dyspnea, tachypnea, cough, vomiting, diarrhea, constipation, abdominal pain, nausea, hyperhidrosis, myalgia, arthralgia, back pain, pain in extremity, fever, chills, fatigue, hypothermia, pain, malaise, asthenia, and chest pain.

A pharmacovigilance plan for MEPACT, as for all medicinal products, will be implemented as part of the marketing authorization.

Detailed recommendations for the use of MEPACT are described in the Summary of Product Characteristics (SPC) which is published in the European Public Assessment Report (EPAR) and is available in all official European Union languages.

About IDM Pharma

IDM Pharma is focused on the development of innovative cancer products that either destroy cancer cells by activating the immune system or prevent tumor recurrence by triggering a specific adaptive immune response.  IDM Pharma is dedicated to maximizing the full therapeutic and commercial potential of its innovative products to address the needs of patients and the physicians who treat these patients.  For more information about the company and its products, visit www.idm-pharma.com.

About Takeda Pharmaceutical Company Limited

Located in Osaka, Japan, Takeda is a research-based global company with its main focus on pharmaceuticals.  As the largest pharmaceutical company in Japan and one of the global leaders of the industry, Takeda is committed to striving toward better health for individuals and progress in medicine by developing superior pharmaceutical products.  Additional information about Takeda is available through its corporate website, www.takeda.com.

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Transaction Information

This transaction is structured as an all cash tender offer for all of the outstanding shares of IDM Pharma common stock, followed by a merger in which remaining shares of IDM Pharma not tendered into the offer would be converted into the right to receive the same US$2.64 cash per share price paid in the tender offer.  The transaction has been unanimously approved by the Boards of Directors of IDM Pharma and Takeda.  In connection with signing of the merger agreement, stockholders holding shares representing approximately 55% of the outstanding IDM Pharma common stock (49% of the common stock on a fully diluted basis including shares issuable upon the exercise of options and warrants) entered into a stockholders’ agreement with Takeda America that commits the stockholders to tender their shares in the tender offer, subject to certain conditions.  The transaction is subject to the tender of a majority of IDM Pharma common stock on a fully diluted basis as well as other customary closing conditions.  The transaction is expected to be completed in June 2009 and no later than 22 July 2009. JMP Securities LLC is acting as financial advisor and Cooley Godward Kronish LLP is serving as legal counsel to IDM Pharma in the transaction.  WilmerHale is serving as legal counsel to Takeda America in the transaction.

Forward-Looking Statements

This press release includes forward-looking statements that are subject to risks, uncertainties and other factors, including the risks to both companies that the acquisition of IDM Pharma will not be consummated as the transaction is subject to certain closing conditions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements regarding the anticipated timing of completion of the transaction; the ability to complete the transaction considering the various closing conditions; any projections of earnings, revenues or other financial items; any estimates or projections of the patient population for MEPACT; any statements regarding the future of MEPACT; any statements of the plans, strategies and objectives of management for future operations; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing.  In addition, if and when the transaction is consummated, there will be risks and uncertainties related to Takeda’s ability to successfully incorporate IDM Pharma’s assets into its business operations, the ability to complete post-approval development commitments for MEPACT and the contribution of MEPACT to Takeda’s European oncology franchise.  These and other risks and uncertainties are discussed in documents filed with the U.S. Securities and Exchange Commission by IDM Pharma, and will be discussed in the tender offer documents to be filed by Takeda or its affiliate and the Solicitation/Recommendation Statement to be filed by IDM Pharma.  All forward-looking statements are based on information currently available to Takeda and IDM Pharma, and neither Takeda nor IDM Pharma assumes any obligation to update any such forward-looking statements or other statements included in this press release.

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Important Additional Information Will Be Filed with the Securities Exchange Commission (SEC)

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of IDM Pharma, Inc. Takeda America has not commenced the tender offer for shares of IDM Pharma stock described in this press release.

At the time the tender offer is commenced, Takeda America and one of its affiliates will file with the SEC a Tender Offer Statement on Schedule TO and related exhibits, including an Offer to Purchase, Letter of Transmittal and other related documents, and IDM Pharma will file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 in connection with the transaction.  These will contain important information about Takeda, Takeda America and IDM Pharma, the transaction and other related matters. Investors and security holders are urged to read each of these documents carefully when they are available.  The tender offer materials (including the Offer to Purchase, the related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement will contain important information, which should be read carefully before any decision is made with respect to the tender offer.  The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of IDM Pharma at no expense to them.  These materials will be sent free of charge to all stockholders of IDM Pharma.  In addition, all of these materials (and all other materials filed by IDM Pharma with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  Investors and security holders may also obtain free copies of the documents filed with the SEC by Takeda America at www.idm-pharma.com.

-Ends-

For all press enquiries please contact:

Seizo Masuda Takeda Pharmaceutical Company Limited Public and Investor Relations +81 3 3278 2037 masuda_seizo@takeda.co.jp	Robert J. De Vaere IDM Pharma Sr. Vice President & CFO +1 949 470-6447 bdevaere@idm-pharma.com
Manisha Pai Millennium: The Takeda Oncology Company Corporate Communications +1 617 551-7877 Manisha.Pai@mpi.com	Richard Kenyon Takeda Pharmaceuticals Europe Limited Corporate Communications +44 20 3116 8861 richard.kenyon@tpeu.co.uk